Borr Drilling – Progressing to extend Runway

As stated in its Q3 report, Borr Drilling has been working actively with its creditors to strengthen the liquidity profile of the Company. With considerable support of all secured creditors a liquidity improvement plan amounting to $925 million over the next two years has been devised.

Subject to the Company successfully raising USD40m in new equity, the lenders are supportive of the following outcome, subject to final Board and credit committee approvals:

-	The USD400m syndicated bank facilities to defer maturity to Jan 2023
-	The USD195m Hayfin facility to defer maturity to Jan 2023
-	USD760m PPL facilities now mature in May 2023 and related interest of $107m in March 2023
-	The USD272m Keppel facility to defer interest to May 2023
-	The USD620m in Keppel newbuilding commitments to be deferred to June 2023
-	The USD350m Convertible bond, remains in place unchanged with a maturity in May 2023

The Company will now negotiate the definitive documentation with a view to closing the same and raising new equity by 31 January 2021.

Borr Drilling has received strong indications from its main shareholders supporting the proposed equity issue based on this liquidity improvement.

“Borr Drilling is very thankful for the support given by all the secured creditors and yards to strengthen the financial footing of the company. We consider this a great testimony to the quality of our people, assets, and operations who in turn deliver value to our customers”, commented Patrick Schorn.

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The securities referenced herein have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward Looking Statements

This announcement includes forward looking statements, which are statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements with respect to the Company actively working with its creditors to strengthen its liquidity profile, considerable support indicated by creditors for a liquidity improvement plan, including the expected amount of the improvement plan, details of the plan including maturity and interest deferrals, and the condition of an equity raise including the amount of the equity raises, the Company negotiating definitive documentation with a view to closing the same and raising new equity by 31 January 2021 and that the Company has received strong indications from its main shareholders supporting the proposed equity issue; and other non-historical statements. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the liquidity improvement plan including the risk that the Company is unable to reach final agreement and execute definitive documentation with the relevant creditors and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including risks relating to the contemplated equity raise and the risk that such conditions are not met, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations; risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due, risks relating to our liquidity requirements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks included in our filings with the Securities and Exchange Commission including those set forth under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2019.